UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                              FORM 10 - SB/A No. 4




                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        dot com Entertainment Group, Inc.
                 (Name of Small Business Issuer in its charter)

           Florida                                   58-2466312
(State or other jurisdiction of             (I.R.S. Employer Identification
incorporation or organization)                         Number)


300 Pearl Street,  Suite 200, Buffalo,                NY 14202
(Address of principal executive offices)              (zip code)


                                 (905) 337-8524
                            Issuer's telephone number


           Securities to be registered under section 12(b) of the Act:

                                      None.

           Securities to be registered under section 12(g) of the Act:


Title of Class

Common Stock, $.001 par value per share

                                TABLE OF CONTENTS

                                                                            Page

PART I........................................................................3

      Item 1. Description of Business.........................................3

      Item 2. Management's Discussion and Analysis or Plan of Operation......16

      Item 3. Description of Property........................................21

      Item 4. Security Ownership of Certain Beneficial Owners and Management.23

      Item 5. Directors, Executive Officers and Significant Employees........23

      Item 6. Executive Compensation.........................................26

      Item 7. Certain Relationships and Related Transactions.................26

      Item 8. Description of Securities......................................26


PART II......................................................................27

      Item 1. Market Price of and Dividends on the Registrant's Common Equity
      and Other Shareholder Matters..........................................27

      Item 2. Legal Proceedings..............................................27

      Item 3. Changes in and Disagreements with Accountants..................27

      Item 4. Recent Sales of Unregistered Securities........................27

      Item 5. Indemnification of Directors and Officers......................28


PART F/S.....................................................................29

      Item 1. Financial Statements...........................................29


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS...................................29


PART III.....................................................................31

      Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)......31

                                     PART I


Description of Business

A.   BUSINESS DEVELOPMENT AND SUMMARY

     dot com Entertainment Group, Inc., hereinafter referred to as "dot com" or the "Company", is a diversified Internet software development company, specializing in the creation and support of Internet entertainment products and related services. dot com is in the business of developing, supporting, maintaining and promoting the sale of entertainment software products that can be used either on or off the Internet. The Company focuses its efforts on developing and supporting Internet gaming, lottery, entertainment and related software products. The Company also develops, implements and manages the use of entertainment software products and technical support services for the not-for-profit and charitable business sectors, and develops and sells commercial entertainment software for use by private users.


     dot com is not an Internet gaming company, in that it is does not directly or indirectly accept wagers used to play games of chance on the Internet. Rather, it develops and licenses the use of its commercial software products and trademarks, such as its CyberBingo(TM) software system, to independent third parties located in jurisdictions that permit Internet gaming as a legitimate business enterprise. On January 16, 1997, the Company launched a free beta version of CyberBingo(TM) on the Internet. Based upon management's own survey in late 1996 using Yahoo! and other English-language search engines which did not reveal any other java-based on-line bingo game, management believes that as at January 16, 1997 there was no other interactive java-based Bingo game available on the Internet, which, if correct, would make CyberBingo(TM) the world's longest running, fully interactive, java-based Internet Bingo Hall. Java-based applications are programs which are written and compiled using Sun Microsystems' JAVA specification, allowing Internet software providers to maintain their applications on central-based Internet servers, rather than manually deploying applications directly to end-users.


     dot com derives its revenues from several sources, including its assessment of license fees and royalties from the use of its software. Additionally, dot com provides licensees with technical support, maintenance, software upgrades, information and systems consulting services, and marketing and promotional initiatives and services geared toward generating goodwill and brand awareness of its products.

     Until its name change on February 2, 1999, dot com formerly carried on business as Affiliated Adjusters, Inc. ("Affiliated") a State of Florida corporation which was organized on December 11, 1981. Prior to its acquisition of Precyse, Affiliated conducted no business and had only nominal assets and liabilities. On January 27, 1999, Affiliated acquired 100% of the shares of The Precyse Corporation ("Precyse"), a private corporation organized under the laws of the Province of Ontario, Canada on November 22, 1996, for an aggregate price of $1,000. The price was established amongst the management of Precyse and Affiliated and was an arm's length negotiation. There was also an oral understanding that some of the selling shareholders of

Precyse would become the officers and directors of Affiliated and would be invited to purchase shares of Affiliated pursuant to an offering of shares exempt from registration under the Securities Act 1933 under Rule 504. Some shareholders of Precyse did in fact become all of the officers and directors of Affiliated and did subscribe for and purchase shares of Affiliated, resulting in a change in control of Affiliated by the former shareholders of Precyse. As a result, the acquisition of Precyse by dot com has been accounted for showing Precyse as the accounting acquiror per SAB 2:A:2 of SEC guidelines.


     From the date of its organization to its acquisition by dot com on January 27, 1999, Precyse operated as a private company, had limited operations, revenues and liabilities and was not the subject of any bankruptcy, receivership or similar proceedings. There was also no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business. Precyse did not require nor did it retain the services of any promoter. It was also engaged in the business of software development, specifically the development of the CyberBingo(TM) software system and its successful adaptation to the Internet as it is described above in the description of dot com's business development. Until its acquisition by dot com, Precyse maintained no full-time employees or permanent office facilities. The principal shareholders, directors and officers of Precyse now comprise the management group of dot com.

     All information in this registration statement concerns the historical business and financial results of Precyse Corporation. dot com has not been subject to any bankruptcy, receivership or other similar proceeding.



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


B.   BUSINESS OF ISSUER

     1.   PRINCIPAL PRODUCT AND SERVICES AND PRINCIPAL MARKETS

     In view of the dynamic growth of the Internet, the Company has focused its software development on the creation and enhancement of CyberBingo(TM). As at August 1, 1999, more than 19,000 people have registered to play CyberBingo(TM) from five continents. Through international marketing and promotion, the Company plans to assist its licensees in developing CyberBingo(TM) as the recognized name for online Bingo entertainment throughout the world.

     dot com's business model contemplates the sale of sub-licenses to parties in different jurisdictions who will provide local marketing expertise in the development of the Company's software brands, such as CyberBingo(TM). Sub-licensees will be obligated to market CyberBingo(TM) and dot com's other software offerings in their local market in an attempt to bring new participants into the same Internet game. Although there are many different demographic groups within the same geographic territory, who can each be the marketing focus of a different sub-licensee, there will be some competition for market-share and revenue should there be more than one sub-licensee in any given geographic territory. As such, new Company products introduced through the CyberBingo(TM) player infrastructure (including its sub-licensees) may result in sub-licensees competing against each other for revenue, in jurisdictions where there are multiple sub-licensees.

CyberBingo(TM)

     CyberBingo(TM) is one of the world's first Internet Bingo games written in the "java" programming language. CyberBingo(TM) was created to capitalize on the growing demand for Internet based online gaming by offering players a pleasurable, interactive, electronic version of the classic Bingo Hall-style game. CyberBingo(TM) has been extensively tested on the Internet since January, 1997. Management believes that the software is fully Y2K compliant. During the beta testing stage, a non-gaming version of CyberBingo(TM) was tested 96 times per day, on a 24-hour basis. This beta version was successfully played worldwide by anyone who had access to the Internet. Between May 1, 1998 and August 1, 1999, there have been more than 54,000 games played with winnings returned to players exceeding $959,000. CyberBingo(TM) is presently accessed and played by entering The CyberBingo Corporation's website at www.cyberbingo.net. The CyberBingo Corporation licenses dot com's CyberBingo(TM) software, but otherwise has no affiliation whatsoever with dot com.

How it Works

     After players have found CyberBingo(TM) , either through a search-engine or through dot com marketing initiatives, they register as a player by providing basic information and a contact address. Upon registration, players receive a unique player account number, which has a personal password. Bingo games are initially purchased online using credit cards, on-line

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checking,  1-800  and  1-900  services,  through  secure  commerce  connections.
CyberBingo(TM) game cards can be purchased after a player deposits $10.00, $20.00, $50.00 or $100.00 in his CyberBingo(TM) account. The player can then purchase up to 24 cards in each of the 110 CyberBingo(TM) games played throughout the day, with each card purchased for $0.25.

     Any  time  after   registration,   the  player  can  navigate  directly  to
CyberBingo(TM) and obtain additional credits by "recharging" their player account either through a new E-commerce purchase or through previously won CyberBingo(TM) dollars.

     At the conclusion of each game, CyberBingo(TM) will award the winning player(s) with a pre-determined cash prize. Multiple winners will split the prize equally. The prize amount is announced prior to each game and is established either as a minimum amount, a declining amount or as a percentage of revenue collected for the current game.

     Players that win CyberBingo(TM) cash, see proceeds from the win deposited automatically into their account. Winnings can either be used to purchase new game cards or returned to the player on a "pay-out" request.

     The CyberBingo(TM) hardware system is a leased system which operates in the secure premises of The CyberBingo Corporation in St. John's, Antigua ("TCC"). The lessor of this system is Equilease Corp. of Willowdale, Canada, which is not related in any way to dot com. The CyberBingo(TM) hardware system consists of 5 Microsoft NT based Pentium class computers which participate together on a local area network to form the back end of the CyberBingo(TM) 3-tier architecture. The servers provide Database, Web Server and Application Server functionality in addition to various e-commerce related automation services. The hardware system is supported by a state-of-the art tape backup system, which provides for safe keeping of all software and data systems. Because this system accesses the Internet through a local Internet service provider in St. John's, Antigua, temporary service interruptions will occur periodically, particularly in times when the island has a communication service breakdown. Similarly, service interruptions can occur when the island experiences power outages, which can not be supported by back-up generating systems, in place at TCC's premises.

Income Streams

     dot com plans to draw its revenues from several sources including:

     o    Royalty income

     o    Technology, support, maintenance and consulting fees

     o    Sub-license agreements and set-up fees

     o    License of commercial/non-gaming entertainment software products

     o Software licensing, support and operating income and fees to the not-for-profit and charitable business sector

     o    Advertising fees and revenue

Royalties

     Royalty fees are collected from individual licensees, who license the Company's Internet entertainment software and operate their business from jurisdictions that have embraced Internet gaming and entertainment.

     In May of 1998, dot com concluded its first, and so far, its only, license agreement with TCC. dot com's royalty fees from this license agreement are established at 50% of TCC's gross revenue from sales of games to individual players.

Technology, Support, Maintenance and Consulting Fees


     In addition to generating a revenue stream from royalties, the Company provides software support, consulting, strategic analysis and development services to its licensees and to third parties. The Company is developing TV support type interfaces for its software products, which will allow its Internet games and entertainment to be used by technology, such as Web TV, in order to increase user-friendliness and offer access through the Internet to a broader user base. All support, consulting, strategic analysis and related services are invoiced to clients on a per hour, per diem or per project basis. The Company typically charges $250 per hour for support and maintenance functions. Major software enhancements are billed at a flat fee of up to $50,000, and actual charges in 1999 have ranged between $5,000 and $40,000. Maintenance and support fees charged to TCC have ranged between $2,500 and $3,500 per month, and may go as high as $5,000 per month, if time spent warrants such fee.


Sub-License Agreements

     As part of its license agreement, dot com is obligated to assist TCC in its continued development of the world's largest Bingo hall. As such, and with the consent of TCC, dot com is promoting the sale of sub-licenses, which will be sold on a "territorial" basis to interested licensees worldwide who will promote CyberBingo(TM) in their local jurisdiction.

     If management's expectations are realized, the sale of sub-licenses could provide an immediate increase in revenue to both TCC and dot com. As contemplated by dot com, each sub-license will contain a requirement to translate TCC's web-site and information pages into different languages. This will open up entirely new player bases to CyberBingo(TM). Furthermore, through the assistance of each sub-licensee, who will be obligated to help in the marketing and promotion of CyberBingo(TM) in that jurisdiction, direct local advertising will increase CyberBingo(TM)'s player base which will be managed by the sub-licensee who will be familiar with the different elements of that local market.

     What should make this arrangement attractive to a sub-licensee is the relatively small capital investment. It also allows the licensee to make use of CyberBingo(TM)'s goodwill, e-commerce and player loyalty. Each sub-licensee will pay dot com a development and licensing fee in the amount of $50,000, which will cover all development costs incurred in creating the local website. The sub-licensee will then receive 25% of the gross sales (after e-commerce charges) which enter the CyberBingo(TM) game system in Antigua through the sub-licensee's web-site. dot com believes that this sub-licensing agreement will immediately increase

CyberBingo(TM) player levels, which will lead to increased royalty income to dot com. Although as of August 1, 1999, dot com had not concluded any sub-license agreements, it is in discussion with several interested sub-licensees.

License of Individual Entertainment Software

     The Company recently developed a Bingo game which can be purchased by private or individual licensees and used either on the Internet, in Bingo halls, in intranets, university and college campuses, hotel systems, airlines, at home and in a variety of different settings. As the Company develops additional entertainment products and games for Internet licensees, it will also add new games to its sale of software to individual or private users, either through its corporate website or in a retail setting.

     In addition to the sale of "traditional" games, the Company has been approached by potential licensees who require software development of virtual entertainment products, and entertainment products which have their roots in "traditional" games but have very different application and use. Various entertainment providers are looking at traditional entertainment games such as Bingo, to generate increased awareness and loyalty from their constituents and dot com sees this as a new area of commercial software development and license fees. No agreements have yet been signed to develop such software.

Software Licensing to the Not-for-Profit and Charitable Business Sector

     Through limited customization of its Internet Bingo and other games, the Company believes it is positioned to be an industry leader in the provision of information technology solutions and support to charities, foundations and other organizations, allowing them to easily transform and focus their fundraising sources to the Internet as it matures. This may allow donors to enjoy Internet Bingo and other games for the cost of their ticket purchases which may continue to be characterized as a donation for tax purposes by the participant. The Company is developing licensable versions of its first software product, CyberBingo(TM), which will be followed by other games and systems.

     The Company plans to provide charitable organizations with new media to collect donations and subscription revenues in the not-for-profit business sector. The Company would expect to provide software and technical support to these organizations which will enable them, through their use of CyberBingo and other similar entertainment products, to offer a medium through which donations can be made as described previously. As at August 1, 1999 the Company had not concluded any agreements with any not-for-profit organizations.

Advertising and Promotional Fees and Revenues

     dot com plans to become a leader in the development of software products that become "sticky sites" in the Internet entertainment business sector. A "sticky site" is one that can attract repeat users for a longer period of time. These have become the most desirable of websites since they are very attractive to potential advertisers.

     dot com plans to help its sub-licensees, if any, develop international marketing and promotional campaigns for CyberBingo(TM). These campaigns, for which dot com will receive fees to be negotiated amongst each sub-licensee, will encourage and authorize sub-licensees to attract advertising on their local website. The Company believes that this arrangement will give dot com a competitive advantage over competing software development firms who simply sell software. The Company's intention is to provide "added value" for the purchaser of a sub-license. The sub-licensee will be positioned to benefit through royalty income plus, if they are successful in their promotional efforts, local or other advertising revenues. As the number of game players increases, the marketability of each "sticky site" will improve, advancing the overall profile of dot com and its products.

     Each potential sponsor will deal with dot com on the development, implementation and design of the advertising on the licensee site. The Company anticipates that dot com will be able to generate significant marketing, design and implementation fees, paid by the prospective sponsor and the licensee. There can be no assurances that such fees will be generated. Changes and improvements to the downloadable version of the CyberBingo(TM) software system have now been made bringing banner and other advertising directly into the virtual Bingo card. The Company intends to create this promotional ability within each game or card as part of each new software innovation.

Overall Market

     With the explosive growth of the Internet, particularly in areas outside of North America, accompanied by technological innovations such as high-speed Internet connectivity, the Company believes it is poised for tremendous growth.


     With the exception of the United States, governments of countries worldwide, including Australia, Germany and South Africa are liberalizing and developing their Internet gaming laws in order to regulate Internet gaming and benefit from the "voluntary tax" monies that flow from Internet gaming activities.


     Based on data gathered from CyberBingo(TM) players and on information available from other Internet Bingo games, the Company believes that there is a large and growing player base which demands a quality Bingo game on the Internet. The Company's research indicates that the demographics of the Bingo player on the Internet are very different from those of the conventional Bingo hall player, and that the number of Bingo enthusiasts migrating to the Internet is rapidly growing. Also, the Company believes that an increasing number of non-Bingo enthusiasts are participating in games like CyberBingo(TM) for entertainment and the possibility of winning a cash prize. Since its inception in May, 1998 and as at August 1, 1999, more than 19,000 players have become CyberBingo(TM) members and have registered to play for cash prizes.

     The primary source of the Company's research into the online Bingo player was assembled from a number of Internet Bingo portals and publications, who provide valuable information on player volumes, game preferences and scheduling. Some of these sources include the Bingo Bugle, Bingo Online and Bingo.com who provide non-biased feature articles and player reviews on Internet Bingo sites which review the specific likes and dislikes of the online Bingo player and provide valuable marketing and demographic information.

     In April of 1999, dot com provided TCC with the ability to offer integrated chat room capability to its players. Since that time, dot com has conducted research through its review of several hundred hours of CyberBingo(TM) chat logs, which are archived, and provide valuable information about player demographics, formatting, preferences and other information.

     2.   DISTRIBUTION METHODS OF THE PRODUCTS AND SERVICES

     dot com's marketing strategy is built on the development of real-world and online advertising campaigns. Leveraging existing real world and online promotion through related organizations is intended to generate and capitalize on momentum and build customer and licensee player relationships and loyalty. In order for dot com to become an industry leader in the design, supply and support of on-line entertainment software products, the Company believes that it must reach as many of the possible target groups as possible within the first year of operation. Through its creation of dot com product awareness, brand recognition and reliability of product operation with all potential users, customers and licensees, the Company expects that it will generate a competitive advantage over current and future competition. Just as online consumers refer to Amazon.com as the online bookstore and Yahoo! as the search engine and portal, the Company intends to become known as the leading provider and developer of Internet entertainment products. The Company intends to generate this awareness through several media strategies, including:

     o    Online media

     o    Direct response media

     o    Traditional media

     o    Public and investor relations

     o    Promotion through the not-for-profit sector

     The Company has concluded its first License and Technology and Support Agreement. TCC of Antigua, West Indies was the first company to purchase a CyberBingo(TM) license from dot com, and at the present, is the only such licensee. The license provides for the full implementation, support and operation of CyberBingo(TM) in Antigua. In order to operate CyberBingo(TM) legally, TCC purchased a Virtual Gaming License, which was issued effective January 1, 1998 in accordance with the regulatory requirements set out by the Free Trade and Processing Zone Act (1994, Antigua and Barbuda).

     The Company intends to sell additional License and Technology and Support Agreements with other third parties (its "sub-licensees"), who will make use of the existing infrastructure in Antigua. New licensees will operate and promote CyberBingo(TM) in their local jurisdiction and cause their player base to "click through" to the CyberBingo(TM) game in Antigua.


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


The Company anticipates that additional license fees will be generated from the sale of an interest in the software in locations throughout the world.

     Assuming it can secure adequate capital, dot com intends to allocate significant financial resources to the international marketing and sale of sub-licenses, which will be sold on a "territorial" basis to interested licensees. Assuming the Company is successful in selling sub-licenses, CyberBingo(TM) will be promoted in local jurisdictions by sub-licensees, thereby building the number of players per game and the resulting royalty streams to dot com. As these sub-licenses are sold, CyberBingo(TM) will become available in different languages, attracting entirely new players to CyberBingo(TM). Because each sub-licensee will be obligated to help in the marketing and promotion of CyberBingo(TM) in that jurisdiction, direct local advertising will also increase CyberBingo(TM)'s player-base. dot com's intention is to attract quality sub-licensees who will be familiar with the nuances of marketing in that local market, thereby further increasing royalty revenues to dot com.

     As part of its growth strategy, the Company will actively seek potential acquisitions of businesses and business assets. The Company has already identified some potential target acquisitions and is looking at the following industry groups:

     o    Private Internet marketing and promotional firms

     o    Private software development firms

     o    Other complementary entertainment providers

     The Company has not reached any agreements or understandings, oral or written, to acquire any businesses.

On-line media

     The Company intends to negotiate banners and links on widely used search engines, both domestically and internationally, and on sites which offer strategic advantage to the target audience. This will not only drive awareness and traffic to licensee sites, but, to the extent exclusivity can be achieved, it will pre-empt competitors from this vital medium.

     dot com intends to develop as many associations as possible with other comparable online websites, such as those maintained by clubs, organizations and other international groups. Many of these groups have established an on-line presence to promote and provide access to their membership and prospects.

     dot com has investigated comparable websites and we hope to negotiate suitable arrangements, which may provide the sites with the opportunity to earn revenue (percent of sales) in exchange for hosting links. Some of the sites will represent non-profit organizations, charities and other groups, in an attempt to draw the commercial side of dot com's business into its Internet product base. In those cases proceeds earned could be donated on the site's behalf.

Direct Response Media

     The Company believes that direct response is by far the most efficient medium to inform prospects about the features and benefits of dot com's products and those offered by its licensees.


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


Targeted direct response typically takes the form of personally addressed direct mail. Management believes the cost of traditional direct response is prohibitive to our industry competitors, particularly on an international scale. Our intention is to sufficiently capitalize dot com so it can take advantage of this medium. There can be no assurance that dot com will be able to obtain adequate financing to achieve this goal. Some of the competing Bingo software systems available on the Internet today include Ibingo, Bingomania, BingoZone and HomeBingo. Companies who develop or have announced plans to develop on-line Bingo systems include Bingo.com, Dion Entertainment Inc., Cryptologic Inc., Venturetech Inc., Internet Casinos Ltd., Starnet Communications, Interactive Gaming and Communications Corp., Wager Net Inc., Casinos of the South Pacific, World Wide Web Casinos and Virtual Vegas.

     On a city by city basis, dot com plans to also develop relationships with top Internet service providers and hopes to enter into agreements with these service providers and organizations. The agreements may offer advertising listings on dot com or licensee sites in exchange for client lists. An advertising presence or the right to place inserts, or "piggy-back", in their direct mailing will save dot com postage, ensure access to well-targeted prospect groups and leverage the existing loyalty between the service providers and their customers. The inserts could include customer discounts, free licensee game activity or other promotional items. "Piggy-backing" is significantly more efficient than traditional direct response media. The Company will segment various sub-sets of the direct response target groups and test insert designs, lists, incentives etc.

     Outbound e-mail is also a unique opportunity and a relevant medium. This type of "push medium" has received some negative response from the on-line community, and as such, dot com will proceed with this initiative only after it studies the issues more carefully, and deems it appropriate and a valuable option.

Traditional Media

     Traditional media including consumer magazines, industry specific programs, commercial advertising, television and radio coverage and related offerings, will be developed with the assistance of digital agencies and marketing consulting firms who are specialists in marketing and promotion and who the
Company will retain as agencies of record for fees and or fee/equity arrangements which will be negotiated amongst the parties. With the assistance of our advisers, dot com plans to use page dominant advertising for its products and participating licensees, sustaining weight and frequency in selected publications thereafter.

     In addition, the Company will work aggressively with its licensees to provide information on product incentives, such as free games or million dollar prizes. The data based nature of the business provides the technology capable of truly carrying on a one-to-one relationship with every single user, providing the added value features that are relevant to that particular Internet entertainment customer.

Not For Profit Sector

     We have commenced positive discussions with not-for-profit organizations in Toronto, Canada. dot com intends to provide sponsorship, fundraising, charitable representation and other relationships and programs using our software, support and industry knowledge to help the not-for-profit business sector increase donation revenues. This represents a highly cost effective tactical strategy to support our "first mover" status in this industry. It also serves as a pre-emptive function, excluding potential competitive on-line vendors from leveraging the same opportunity.

     3.   NEW PRODUCTS

     In addition to CyberBingo(TM), the Company plans to develop other Internet entertainment products, along with corresponding e-commerce systems which can be used in conjunction with its online games to process credit cards over the Internet. The Company has set a goal of releasing a new software product approximately every three months.


     In order for the Company to realize its goal of releasing a new software product every three months and successfully marketing its existing software products, it will be required to successfully complete a public or private financing. The Company intends to raise up to $10,000,000 in the form of a private equity placement, in order to accomplish these objectives. There can be no assurance that the Company will in fact be able to raise this much equity. See "Management's Discussion and Analysis - Liquidity and Capital Resources."


     In addition to its software products, the Company intends to provide value to customers in terms of development support, such as in the design and implementation of websites which distribute the core entertainment software to end users.

     4.   COMPETITION AND E-COMMERCE

     Although other Bingo games exist on the Internet, many employ technologies which management considers inferior, that produce substandard game interfaces, require lengthy downloads or are otherwise not appealing to customers. Management has re-developed the CyberBingo(TM) game system on several occasions over the past 12 months, with the most recent version 4.5 being released in May of 1999. As such and based on licensee comments derived from customer input, management believes that the games are functionally superior and more visually appealing, when compared to those developed by its competitors.

     Software development for the Internet gaming business is a newly emerging and highly competitive business and there is competition from North American and foreign software development companies, some of which have their business focus only in software development and others operating both as a developer and owner, directly or indirectly, of subsidiary companies who operate Internet casinos. There are presently more than 300 on-line casinos offering gaming on the Internet, with more than 30 such businesses offering Bingo, in one form or another. Ibingo, Bingomania, BingoZone and HomeBingo are some of the competing software products which compete with CyberBingo(TM), with other companies such as Bingo.com and Dion Entertainment Inc. attempting to enter the industry.

     The Company's primary competition includes, but is not limited to, Cryptologic Inc., Venturetech Inc., Internet Casinos Ltd., Starnet Communications, Interactive Gaming and Communications Corp., Wager Net Inc., Casinos of the South Pacific, World Wide Web Casinos and Virtual Vegas. Some of these companies deliver software solutions also and participate in

Internet gaming as operators. dot com is a software development company only with no corporate affiliation between its business and that of its licensees.

     A barrier to entry into this business sector is the availability and/or cost of e-commerce systems. The term "e-commerce" encompasses business to consumer transactions conducted over the Internet and the World Wide Web. Present sub-merchant arrangements for operators of Internet entertainment software costs operators 15-20% of e-commerce sales, based upon management's research. Further, there are very significant application processing periods for e-commerce services in online entertainment, particularly Internet gaming, with many North American financial institutions not participating.


     Given this environment, dot com has entered into an agreement with First Atlantic Commerce of Bermuda, which operates an e-commerce system which uses "cGate" technology. This agreement gives dot com and its licensees access to a comprehensive and secure e-commerce solution with more reasonable e-commerce processing charges. cGate uses powerful encryption to protect credit and debit card transactions transmitted over the Internet. In North America, the maximum encryption key legally available to export for e-commerce merchants is 40 bit. cGate Secure raises the level of security for transaction processing to 256 bit key encryption for international merchants. Using state of the art encryption methodology, cGate Secure provides a high level of processing security between the CyberBingo(TM) software and hardware systems and the e-commerce provider.


     Management believes that the way in which products and services will be directly or indirectly sold in the future will shift to e-commerce means of transaction processing. As such, the integrity of the e-commerce system used by any "virtual" company and its corresponding financial institution will become critical to the success of the business. In view of the nature of the Company's business, it cannot assure you that our products and services will continue to be supported by our e-commerce provider or any other on-line e-commerce system. Further, the Company is also unable to assure you that its e-commerce and or financial institutional support will continue to be available for its operations or any of its licensees.

     Management believes that the advantages of its e-commerce arrangement for its software products include: (1) secure communication systems between dot com licensees and the e-commerce provider on a 24 hour basis, 7 days per week; (2) the development of state-of-the-art encryption systems, which protect payment information between licensees and the customer; (3) the authentication of messages which identify the parties sending and receiving payment information; and (4) operation of e-commerce processing systems under credit card protocol and agreements, which have been established and implemented for countries such as Bermuda and Antigua, located in the Caribbean.

     5.   RAW MATERIALS AND SUPPLIERS

     The Company is a software technology business, and thus does not use raw materials or have any principal suppliers.

     6.   CUSTOMERS

     As stated above, TCC of Antigua, West Indies was the first, and so far is the only, company to purchase a CyberBingo(TM) license from dot com. The Company intends to sell additional License and Technology and Support Agreements with other sub-licensees, who will make use of the existing infrastructure in Antigua.

     Through its intended allocation of significant financial resources to the international marketing and sale of sub-licenses, which will be sold on a "territorial" basis to interested licensees, CyberBingo(TM) will be promoted in local jurisdictions by sub-licensees, thereby building significantly the number of players per game and the resulting royalty streams to dot com. As these sub-licenses are sold, CyberBingo(TM) will become available in different languages, attracting entirely new players to CyberBingo(TM).

     7.   PATENTS,  TRADEMARKS,   LICENSES,  FRANCHISES,   CONCESSIONS,  ROYALTY
          AGREEMENTS OR LABOR CONTRACTS

     The Company has applied to register its CyberBingo(TM) trademark in the United States and Canada. These applications are active and pending in both jurisdictions.

     8.   GOVERNMENT REGULATION

     The Company's business is not presently regulated by any governmental entity. While dot com provides only the CyberBingo(TM) software solution to its licensees, a government may take the position that dot com is an integral component of its licensees' businesses, because the software runs on dot com's server.

     Many countries are currently analyzing the issues surrounding wagering on the Internet. More particularly, they are considering the merits, limitations and enforceability of prohibition, regulation or taxation of Internet wagering transactions. There are significant differences of opinion and law between countries such as the United States, Canada, Australia, Liechtenstein and Antigua. For example, in Queensland, Australia there is now regulation which authorizes and regulates Internet wagering; the United Kingdom has now chosen to sponsor a national lottery which will be operated over the Internet; and many Caribbean countries have now regulated Internet gaming.

     In the United States, on the other hand, ownership and operation of land-based gaming facilities are often regulated on a state by state basis. Certain of these Internet casino operators of have been the subject of criminal complaints in the states of New York, Missouri and Minnesota. See, for example, Minnesota v. Granite Gate Resorts, Inc., 568 N.W.2nd 715 (1997); Missouri V. Interactive Gaming & Communications Corp., No. CV 97-7808 (Mo.Cit.Ct. 6\16\97) and New York V. World Interactive Gaming Corporation (filed 07/13/98, injunction granted 8/99).

     The United States Federal Interstate Wire Act provides language which inter alia makes it a crime to use interstate or international telephone lines to transmit information assisting in the placing of wagers, unless the wagering is authorized in law in the jurisdiction from which and into which the transmission is made. There is also other similar legislation which arguably can be used to limit or prohibit Internet gaming in the United States. Further, United States regulatory and legislative agencies have conducted study of the on-line wagering and through the National Gambling Impact Study, now intend to develop enforcement strategies to curtail Internet wagering in the United States. The Kyl Bill (S-692) may also provide for the prohibition of intrastate or interstate gaming and wagering.

     While CyberBingo(TM) licensees operate from Antigua, where such business is lawful if licensed, governments elsewhere, including the federal, state or any local governments in the United States may take the position that CyberBingo(TM) is being played unlawfully in their jurisdiction. Accordingly, the Company may face criminal prosecution in any number of jurisdictions, either for operating an illegal gaming operation, or as aiding and abetting others, such as its licensees, in operating an illegal gaming operation. The Company has not devoted any of its limited resources to investigating the legal climate in which it operates. Many of the issues facing the Company are the same as those facing all other e-commerce providers, as current laws are not clear as to who, if anyone, has jurisdiction over Internet based commerce. As we noted above, a number of proposals have been presented in the United States congress to expressly ban Internet gaming, although none of these proposals have yet been enacted. Although the Company intends to do business worldwide, any enforceable ban on Internet gaming in the United States would have a material adverse effect on the Company's business.

     9.   RESEARCH AND DEVELOPMENT

     Present allocations to research and development are 21% of total expenses. Subject to receipt of adequate financing, our intention is to spend between 10-15% of future revenues on development of new software products and services.

     10.  EMPLOYEES

     The Company presently has 5 employees, 3 of which are full time employees.

Item 2. Management's Discussion and Analysis or Plan of Operation

PLAN OF OPERATION

     The Company (including Precyse) has historically generated limited operating revenues, having operated without revenue until May, 1998. As of August 1, 1999, the Company is generating gross sales in the $25,000-35,000 per month range, which are adequate to cover current general, administrative and marketing expenses.


     In order for the Company to realize on its goal of releasing a new software product every three months and successfully marketing its existing software products on an international level, it will be required to successfully complete a public or private financing. The Company intends to raise up to $10 million in the form of a private equity placement, in order to accomplish these objectives, where approximately 30-35% of the proceeds will be used to market the dot com brand name and its products on an international basis. The Company has had substantive discussions with several different investment banks and institutional investors concerning such financing, and is optimistic that all or most of these funds can be raised in the current market environment for Internet commerce companies generally. However, none of these discussions have reached the stage of providing a valuation of the Company, and there can be no assurance that a financing will be achieved, or if it is achieved, that the terms will not be dilutive of the present stockholders.

     We intend to expand operations through the development of our sub-license model and the addition of new software products. Should the company not complete suitable financing, it will continue operating, with the expectation that revenue will continue to increase on a quarterly basis.

     If the Company raises adequate financing, it expects to add 10-20 employees during the next twelve months. If the Company cannot obtain the financing it seeks, the Company will add employees only as cash flow allows. There are presently no plans to purchase a new facility or significant new equipment.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three Months Ended June 30, 1999 Compared to June 30, 1998


     Revenues increased to $77,215 for the three months ended June 30, 1999 as compared to $30,795 for the same period in the prior year. The primary reason for the increase is the heightened level of activity of the Company's licensee, resulting in higher royalty and support revenues in fiscal 1999. Further contributing to the increase in revenues is that the fiscal 1998 results only represent two months of revenue since revenue-generating activities only began in May of 1998. In its efforts to market and improve the Company's products, dot com's expenses increased significantly over the prior year resulting in a loss of $96,218 for the three months ended June 30, 1999 as compared to a profit of $23,122 for the comparable period in 1998. The increased expenses are primarily related to staffing, office, overhead, support and maintenance, development and marketing, and public company regulatory expenses which are associated with the Company's increased business activity during fiscal 1999. During fiscal 1998, the Company had limited very limited operations resulting in very low expense levels.


     The three and six months 1998 comparative income statements and cash flow statements contained in this registration statement have been prepared presenting only Precyse's operations since the acquisition of Precyse by dot com has been accounted for showing Precyse as the accounting acquiror since substantially all of the previous owners of Precyse now comprise most of the directors and officers of dot com, and they have effective operating control of the combined company, and per SAB 2:A:2 of SEC guidelines.


Six Months Ended June 30, 1999 Compared to June 30, 1998

     Revenues increased to $143,264 for the six months ended June 30, 1999 as compared to $30,795 for the same period in the prior year. The primary reason for the increase is that the fiscal 1998 results only represent two months of revenue since revenue-generating activities only began in May of 1998. Further contributing to the increase in revenues is the heightened level of activity of the Company's licensee, resulting in higher royalty and support revenues in fiscal

1999. In its efforts to market and improve the Company's products, dot com's expenses increased significantly over the prior year, resulting in a loss of $95,333 for the six months ended June 30, 1999 as compared to a profit of $15,835 for the comparable period in 1998. The increased expenses are primarily related to staffing, office, overhead, support and maintenance, development and marketing, and public company regulatory expenses which are associated with the Company's increased business activity during fiscal 1999. During fiscal 1998, the Company had limited very limited operations resulting in very low expense levels.


     The three and six months 1998 comparative income statements and cash flow statements contained in this registration statement have been prepared presenting only Precyse's operations since the acquisition of Precyse by dot com has been accounted for showing Precyse as the accounting acquiror since substantially all of the previous owners of Precyse now comprise most of the directors and officers of dot com, and they have effective operating control of the combined company, and per SAB 2:A:2 of SEC guidelines.



Six Month Comparative Balance Sheet ending June 30, 1999 Compared to December 31, 1998

     At the end of the financial period ended June 30, 1999, total assets increased to $176,158 from $15,686 at December 31, 1998. The increase was due primarily to a higher level of activity resulting in the increase of accounts receivable to $156,546 at June 30, 1999 compared with $12,267 at December 31, 1998.

Year Ended December 31, 1998 Compared to December 31, 1997

     As dot com's predecessor company for financial reporting purposes, Precyse had a limited operating and financial history during the years ending December 31, 1998 and December 31, 1997. Revenue for the fiscal period ending on December 31, 1998 was $121,535 compared to $1,536 for the same period ending December 31, 1997. The increase reflects eight months of revenue-generating activities in 1998, where there were essentially none in 1997. Throughout the 1997 fiscal period, the Precyse management team operated the business on a part-time basis. As such, there were limited expenses for the period ending December 31, 1997 when compared to $101,589 for the period ending December 31, 1998, when the development and operation of the CyberBingo(TM) software system was in process. In 1998, Precyse management began to discuss possible uses of the CyberBingo(TM) software system with interested licensees. In May of 1998, Precyse finalized the re-development of CyberBingo(TM) for use on the Internet for TCC, at which point royalty, license, technology and support income was received as a result of its agreement with TCC. Throughout 1998, Precyse management remained employed on a part-time basis, with no permanent office location or management salaries paid. The balance sheets are fairly consistent representing the low level of activity at that time.

Risks and Uncertainties

     We have identified that there is uncertainty in North America relating to the lawfulness of Internet gaming. As such, notwithstanding the fact that the CyberBingo(TM) game system is licensed by TCC, which operates from Antigua, where such business is lawful if licensed, governments elsewhere, including the federal, state or any local governments in the United

States may take the position that CyberBingo(TM) is being played unlawfully in their jurisdiction. Accordingly, the company may face criminal prosecution in any number of jurisdictions, either for operating an illegal gaming operation, or as aiding and abetting others, such as its licensees, in operating an illegal gaming operation. The Company has not devoted any of its limited resources to investigating the legal climate in which it operates. Many of the issues facing the Company are the same as those facing all other e-commerce providers, as current laws are not clear as to who, if anyone, has jurisdiction over Internet based commerce. As we noted above, a number of proposals have been presented in the United States congress to expressly ban Internet gaming, although none of these proposals have yet been enacted. Although the Company intends to do business worldwide, any enforceable ban on Internet gaming in the United States would have a material adverse effect on the Company's business and both its short-term and long-term liquidity and its revenues from operations.

Liquidity and Capital Resources


     In February 1999, dot com raised an aggregate of $249,420 in capital through the sale of shares pursuant to a private placement made in accordance with Rule 504 under the Securities Act. These funds allowed the Company to increase its marketing and development efforts. The consolidated income statements and statements of cash flows for the three and six months ended June 30, 1999 reflect the results of these higher expenditures. Although there has been a significant use of cash for the three and six moths ended June 30, 1999 resulting from investments in working capital (as reflected by the significantly higher accounts receivable balance) and expenses associated therewith, management believes that through continued revenue improvements, the collection of accounts receivable in the ordinary course of business and by continuing to match expenditures with cash resources, the Company has sufficient cash-flow to meet its ongoing obligations. The Company's marketing expenditures made during the first six months of 1999 were made on a discretionary basis, with no ongoing commitments, based upon the cash resources available. These marketing efforts and other discretionary expenditures will be reduced, if necessary, to reflect the cash resources on hand from time to time. At June 30, 1999, the Company had working capital of approximately $150,000.

     Management also believes that it must raise additional funds in order to meet its objectives, which are to release new software products every three months and successfully market its existing software products on an international level. Part of dot com's business plan is to become a first mover in this emerging on-line entertainment industry. Management believes that if it can successfully raise $10,000,000, it will have sufficient resources to initiate an international marketing infrastructure for its software products, make possible acquisitions of related businesses, which it has not yet identified, and fund all development and other expenses. Management is seeking to raise up to $10,000,000 in equity through a private placement. At the present time, the Company has held discussions with a number of investment banks and institutional investors, but has no commitments from anyone to raise funds.

     There are presently no material commitments for capital expenditures. Due to the nature of its business, the Company does not require significant outlays for capital expenditures and, as a result, is not planning for any material capital expenditures for the foreseeable future, unless and until such additional financing is realized, as discussed above.

YEAR 2000 ISSUES

State Of Readiness:  Company Internal Computer Systems

     All of the software and hardware systems used in the development and operation of dot com's products and services have been certified Y2K compliant by its hardware and software vendors. All personal computer desktops, servers and laptops are Y2K compliant. All Company hardware systems are supplied by either Dell or Compaq and have all been manufactured after June of 1998. All Company computer stations run Microsoft NT 4.0 and SP4 operating systems and have been certified compliant by Microsoft Corporation. All development tools and database management systems have been certified compliant by Imprise Corporation and Microsoft Corporation. (Delphi 4.0, MS-MDAC MSODBC, MS SQL Server 6.5 SP5)

State Of Readiness - TCC Computer Systems:

     All hardware and software systems are Y2K ready. Network computer servers and routers are certified Y2K compliant by the vendors (Compaq Computers and Cisco Systems) with all computer systems supplied by Compaq and have all been manufactured after July 1997.

     All computer systems are running Microsoft NT 4.0 SP4 operating systems and have been certified compliant by Microsoft Corporation. TCC's DataBase Management Platform (back end database services) are implemented on Microsoft SQL Server Version 6.5. with Service Pack 5. Microsoft Corporation certifies that this configuration is Y2K compliant.

Client Applications Developed by Dot Com

     All of dot com's software applications currently running on TTC systems are Y2K ready. All date specific code segments have been analysed and the Company has verified that all date-time variables are using 4-digit date formats and are therefore Y2K compliant.

Costs to Address the Company's Readiness:

     The Company anticipates that there will be no additional costs associated with the implementation of Y2K hardware or software systems.

The Risks:

     The potential exists and we are exposed to a risk that certain of our systems or those of our licensees will fail or suffer impairment as a result of the Y2K issue. Although management believes that all hardware is Y2Kcompliant, there is a risk that the Company's reliance on certain hardware systems, software and related services could result in a complete system failure to its software and/or hardware systems and/or any related information technology system including communication systems. Although the Company relies on systems developed using current technology and on systems designed to be Y2K compliant, we may have to replace, upgrade or re-engineer or program certain systems to ensure that all technology will be Y2K compliant when operating together.

     Other identified risks include the failure of necessary services such as power and Internet service access.

Contingency Plans:

     The Company does not have a plan to resolve potential service interruptions due to long term power or Internet service outages. Short term power fluctuations are being addressed through the use of un-interruptable power supplies and diesel generator backup systems.

     Unanticipated date related issues that originate due to the Y2K event will be immediately corrected or fixed by our software developers. Y2K related issues which originate due to bugs in Microsoft software systems which have not been identified by Microsoft will be analysed by dot com and an attempt will be made to immediately implement work-around systems to correct problems.

FORWARD LOOKING STATEMENTS

dot com is a development-stage company. Certain of the information contained in this document constitutes "forward-looking statements", including but not limited to those with respect to the future revenues, the Company's development strategy, involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the continued acceptance of the Internet, number of visits to the Company and its affiliates' web sites, as well as those factors disclosed in the Company's documents filed from time to time with the United States Securities and Exchange Commission.

Item 3. Description of Property

     The Company's interim corporate headquarters are located at 300 Pearl Street, Suite 200, Buffalo, NY 14202. The Company has use of this space through a sublease arrangement from US Address Inc. in Buffalo, New York. The lease is for six months ending in August, 1999. This is a shared office facility. Management will be leasing permanent office facilities in the next twelve (12) month period.

     The Company has additional facilities located at 345 Lakeshore Blvd. W., Suite 207 in Oakville, Ontario, Canada, which houses the offices of its wholly-owned subsidiary, Precyse Corporation. The lease is for one year and ends on March 31, 2000. The total lease obligation is CAD$1,186.00 per month. This office will also be replaced by larger premises should dot com be successful in its acquisition of suitable financing.

     There are currently no proposed programs for the renovation, improvement or development of the properties currently leased by the Company.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth information with respect to ownership of the Company's securities by its officers and directors and by any person (including any "group") who is the beneficial owner of more than 5% of the Company's common stock:

               Name And Address             Amount and Nature of    Percent Of
                 Of Owner (1)               Beneficial Owner (2)       Class
                 ------------               --------------------       -----
                   Ken Lusk                     1,078,000(3)           10.2%
                 Scott White                    1,012,000(3)            9.9
                 Perry Malone                    987,000(3)             9.3
                 Ted Colivas                    1,012,000(3)            9.9

         Marie Rose Holdings Limited             650,000(4)             6.2
               Howard Rubinoff                   100,000(5)            1.68
                 George White                    50,000 (5)             Nil
                 John Reilly                     50,000 (5)             Nil
                  Andre Kern                    100,000 (5)             Nil
    All officers and directors as a group        4,389,000             39.4%
               (eight persons)

(1) All persons have an address c/o the Company, 300 Pearl Street, Suite 200, Buffalo, NY 14202, except Marie Rose Holdings Limited, whose address is P.O. Box 588, St. Peter Port, Guernsey, C.I.

(2) Includes shares of common stock currently owned and any shares as to which the holder may become the owner within 60 days, such as by the exercise of options.

(3) Includes options granted in 1999 to purchase common stock at $3.00 per share of 50,000 for Mr. Lusk, 100,000 for each of Messrs. Scott White and Ted Colivas and 75,000 for Perry Malone.

(4)  The ultimate beneficial owner of these securities is Michael A. Fielding.

(5) Consists solely of options granted in 1999 to purchase common stock at $3.00 per share.

Item 5. Directors, Executive Officers and Significant Employees

A.   MANAGEMENT, EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:

Name                            Age       Position                         Term                Period Served
----                            ---       --------                         ----                -------------
Ken Lusk..................       50       Director and Chairman            One (1) Year        02/1999 to Present
Scott White...............       37       Director, President and CEO      One (1) Year        02/1999 to Present
George White..............       65       Director                         One (1) Year        02/1999 to Present
Perry Malone..............       37       Director and Vice President of   One (1) Year        02/1999 to Present
                                          Technology
Ted Colivas...............       38       Vice President, Operations
Andre Kern................       37       Controller and Vice President,
                                          Investor Relations
Howard Rubinoff...........       42       Secretary and General Counsel
John Reilly...............       40       Director                         One (1) Year        02/1999 to Present

Scott White - President and CEO: Mr. White is a lawyer, called to the bar in the Province of Ontario in 1989. He is a graduate from the University of Toronto with a bachelor of arts degree and the University of Windsor with a bachelor of laws degree. Mr. White has provided legal services to his clients several areas of law, including corporate/commercial, administrative and business acquisitions. He has acquired business management experience as the managing partner of Bush, Frankel & White, Barristers & Solicitors and as a company director with Vista International Petroleums Ltd. (1993-1996) and as a corporate secretary with Nova Continental Development Corporation (1994-1997).

Perry Malone - Director and Vice President Technology: Mr. Malone graduated from Ryerson University in Toronto with a bachelor degree in Engineering in 1985. He has acquired extensive experience as a computer systems architect and engineer, providing consulting services to some of Canada's leading corporations. From February 1988 to January 1999, through his wholly-owned consulting company Pericom Systems Corporation, Mr. Malone provided IT consulting services as a Senior Systems Analyst to Canadian Pacific Limited, Bell Canada, IBM Canada and Toronto Dominion Securities. Mr. Malone has served as the Company's Vice President of Technology since February 1999, in which position he is still incumbent.

Ted Colivas - Vice President Operations: Mr. Colivas graduated from the University of Toronto in 1987 with a bachelor of science degree in Physics. He has acquired extensive experience as a computer systems specialist in a wide variety of enterprise wide IT/IS operations and management. Mr. Colivas has served as a Senior Business Applications Consultant with Ericsson Communications Canada (May 1997-January 1999) and a Computer Operations Manager and Systems Performance Engineer with Canadian Pacific Limited (August 1990- October 1996). Mr. Colivas has served as the Company's Vice President of Operations since February 1999, in which position he is still incumbent.

Andre Kern - Controller: Mr. Kern was appointed to the position of Controller in January 1999. Since 1996, Mr. Kern has served as Corporate Controller for Devtek Corporation, a Canadian public company, listed on the Toronto and Montreal Stock Exchanges. Prior to his employment with Devtek, from 1994-1996, Mr. Kern served as a Financial Analyst responsible for financial reporting with American Sensors Inc., a public company traded on NASDAQ and the Toronto Stock Exchange. Mr. Kern completed his bachelor of commerce degree from the University of Toronto in 1986 and is a Professional Chartered Accountant.

Howard D. Rubinoff - Secretary and Corporate Counsel: Mr. Rubinoff is a partner of Fogler, Rubinoff Barristers & Solicitors and was called to the Ontario bar in 1985. Mr. Rubinoff graduated with a bachelor degree in arts from York University and a bachelor of laws degree from the University of Windsor. He also attended the Detroit College of Law for one semester and took courses at the University of Detroit. Mr. Rubinoff practices primarily in the area of corporate/commercial law with emphasis on mergers and acquisitions and financing. In the last few years, he has been involved in a number of major restructurings of public companies.

Kenneth R. Lusk - Director and Chairman: Mr. Lusk is a Professional Chartered Accountant in the Province of Ontario and possesses a bachelor of commerce degree from Queens University in Kingston. Since 1991, Mr. Lusk has worked as a Management Consultant with major North American real estate developers and major Federal Crown corporations including the Canadian Broadcasting Corporation and Canada Post. Prior to his self-employment, from 1981 to 1991, Mr. Lusk served as an Executive Vice President with Bramalea Limited, where his responsibilities included overseeing the property development activities in both the United States and Canada, and a variety of financial, treasury management and corporate planning functions.

George S. White - Director: Mr. White has acquired more than 30 years of experience as a senior officer, director and management consultant with Fortune 500 companies. From 1974 to 1994, Mr. White occupied several senior management positions including Vice President and General Manager with United Westburne Inc., which is North America's largest distributor of electronic, electrical and plumbing supplies. In addition to his experience with Fortune 500 companies, over the past 30 years, Mr. White has provided consulting advice on mergers, acquisitions, marketing and public relations for a variety of public small-cap companies in Canada and the United States. He presently serves as a director of Holmer Gold Mines Ltd., which is a company listed for trading on the Toronto Stock Exchange.

John F. Reilly - Director: Since 1998, Mr. Reilly has served as the Managing Director for State Street Brokerage Services (Canada) Inc. State Street is one of the world's largest financial institutions specializing in custody, trust, investment management and brokerage. Prior to joining State Street, in 1992 Mr. Reilly became the CEO of Versus Brokerage Services, President of Versus Brokerage Services (US), and Managing Director CEO of Versus Technologies. He was primarily responsible for bringing E*Trade, the Internet securities dealer, to Canada and launching it under Versus Brokerage Services. Prior to co-founding Versus, Mr. Reilly was Vice President Electronic Trading at RBC Dominion Securities. Mr. Reilly obtained a Bachelor of Business Administration, Finance from Wilfrid Laurier in 1981 and has taken numerous industry-related courses and qualifications including the Partners, Officer and Directors Exam.

     All directors are elected annually. George S. White and Scott F. White are father-son. There are no other family relationships among the Company's officers and directors.

     No director, officer, significant employee or consultant has been convicted in a criminal proceeding, exclusive of traffic violations.

     No  director,   officer,   significant  employee  or  consultant  has  been
permanently or temporarily enjoined, barred, suspended or otherwise limited from involvement in any type of business, securities or banking activities.

     No director, officer or significant employee has been convicted of violating a federal or state securities or commodities law.

Item 6. Executive Compensation

A.   REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

     No compensation was paid in 1998 to any officer or director of the Company.

     In March of 1999, Mr. Malone entered into a Consulting Agreement with the Company, which agreement provides for his full-time and attention to the Company's information technology requirements. The Consulting Agreement provides for remuneration based at a rate of $85.00 per hour, payable monthly. The term of this agreement is for one year, renewable automatically for additional one-year terms. Mr. Malone's reasonable expenses are paid by the Company.

     In May of 1999, Mr. Colivas entered into a Consulting Agreement with the company, which agreement provides for his full-time an attention to the company's information technology requirements. The Consulting Agreement provides for remuneration based at a rate of $65.00 per hour, payable monthly. The term of this agreement is for six months, renewable automatically for additional one year terms. Mr. Colivas' reasonable expenses are paid by the Company.

B.   COMPENSATION OF DIRECTORS

     No compensation was paid to any director in 1998. The Company has no plans to pay its directors in 1999 other than to reimburse them for actual expenses in attending meetings.

Item 7. Certain Relationships and Related Transactions

     None applicable.

Item 8. Description of Securities

     The Company's authorized capital consists of 50,000,000 shares of common stock. At June 15, 1999, there were 10,500,000 shares of common stock issued and outstanding. In addition, the Company has outstanding options to purchase 1,445,000 shares of common stock at a price of $3.00 per share, all of which were granted in 1999. The holders of common stock are entitled to one vote per share on all matters voted on by the stockholders, including elections of directors. The holders of shares of common stock will exclusively possess all voting power. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. The terms of the common stock do not grant to the holders thereof any preemptive, subscription, redemption, conversion or sinking fund rights. The holders of common stock are entitled to share ratably in the assets of dot com legally available for distribution to stockholders in the event of the liquidation, dissolution or winding up of dot com.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

     Until August 3, 1999, dot com's common stock was listed on the OTC Bulletin Board under the symbol "DCEG". The shares currently trade on the Pink Sheets but management intends to have them again quoted on the Bulletin Board following the effective date of this registration statement. For each quarter since the beginning of 1999, the high and low bid quotations for our common stock, as reported by Nasdaq, were as follows:

                                                       High             Low
                                                       ----             ---
1999
----
First Quarter                                         5-1/4            3-3/8
Second Quarter (through June 18, 1999)                5-3/8            3-3/4

     The foregoing bid quotations reflect inter-dealer prices, without retail mark-up, mark-downs or commissions and may not necessarily represent actual transactions.

     At August 1, 1999, the Company had 35 shareholders of record. The Company has never paid a dividend, and has no intention of paying dividends for the foreseeable future.

Item 2. Legal Proceedings

     The Company is not a party to any litigation.

Item 3. Changes in and Disagreements with Accountants

     Not applicable.

Item 4. Recent Sales of Unregistered Securities


     The Company issued 9,420,000 shares of common stock at a price of $0.001 per share for total proceeds of $9,420 on February 2, 1999 to 19 investors, 13 of whom were accredited investors, in an offering exempt from registration under the Securities Act of 1933 pursuant to Rule 504. No broker was engaged in such offering. The Company issued 80,000 shares of common stock at a price of $3.00 per share for total proceed of $240,000 on February 3, 1999 to one accredited investor, in an offering exempt from registration under the Securities Act if 1933 pursuant to Rule 504. No broker was engaged in such offering. The Company has granted options to 14 employees, officers, directors and consultants totaling options to purchase up to 1,445,000 shares, all at an exercise price of $3.00 per share. Such options were granted pursuant to an exemption from registration under the Securities Act of 1933 pursuant to Rule 701.


Item 5. Indemnification of Directors and Officers

     The Company's Articles of Incorporation provide that the Company's officers and directors shall have no liability to the Company or its shareholders to the maximum extent permitted by Florida law. The Company's bylaws provide for the maximum indemnification of officers and directors permitted by Florida law.

                                    PART F/S

Item 1. Financial Statements

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

A. dot com Entertainment Group, Inc.

Consolidated Balance Sheets, June 30, 1999 (Unaudited)
     and December 31, 1998......................................................

Consolidated Income Statements for theThree and Six Month
     Periods ended June 30, 1999 and 1998  (Unaudited)..........................

Consolidated Statements of Cash Flows for the Three and Six Month
     Periods ended June 30, 1999 and 1998 (Unaudited)...........................

B.  Precyse Corporation

Independent Auditors' Report....................................................

Balance Sheets, December 31, 1998 and 1997......................................

Statements of Income, Years ended December 31, 1998 and 1997....................

Statements of Changes in Financial Position
    Years ended December 31, 1998 and 1997......................................

Notes to Financial Statements...................................................

C.  Precyse Corporation

Independent Auditor's Report....................................................

Balance Sheets at January 27, 1999 and December 31, 1998........................

Statement of Income, period January 1, 1999 - January 27, 1999..................

Statement of Changes in Financial Position, period January 1, 1999
     - January 27, 1999.........................................................

Notes to Financial Statements...................................................

                        DOT COM ENTERTAINMENT GROUP, INC.
                         (A Development Stage Company)
                           CONSOLIDATED BALANCE SHEETS


                                                                    (Audited)
                                                      June 30,       (Note 1)
                                                        1999        December 31,
                                                     (unaudited)       1998
                                                     ------------------------

Cash                                                 $  19,612      $   3,419
Accounts receivable                                    156,546         12,267
Current assets                                         176,158         15,686

                                                     $ 176,158      $  15,686
=============================================================================

Current liabilities                                  $  13,270      $   5,885

-----------------------------------------------------------------------------
Total liabilities                                       13,270          5,885
-----------------------------------------------------------------------------
Stockholders' equity
Common stock, $0.001 par value
authorized 50,000,000 shares
issued and outstanding at
June 30, 1999 - 10,500,000 shares, 1998 - 130           10,500            130

Additional paid in capital                             238,050             --

Retained earnings (deficit)                            (85,662)         9,671
                                                       162,888          9,801

                                                     $ 176,158      $  15,686
=============================================================================
(See accompanying notes)

                        DOT COM ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                         CONSOLIDATED INCOME STATEMENTS
                                   (unaudited)



                                                   Three Months Ended  June 30, 1998        Six Months Ended    June 30, 1998
                                                   June 30, 1999            Note (2)        June 30, 1999            Note (2)
                                                   ----------------------------------       ---------------------------------
Revenues
Royalties                                            $62,215                $30,795          $117,521                $30,795
Support & Maintenance                                 15,000                     --            25,000                     --
Advertising                                               --                     --               743                     --
----------------------------------------------------------------------------------------------------------------------------
                                                      77,215                 30,795           143,264                 30,795

Expenses
Marketing                                             60,000                     --            85,800                     --
Development                                           67,147                  4,626            81,368                  7,447
General and administrative                            46,286                     47            71,429                  4,963
----------------------------------------------------------------------------------------------------------------------------
                                                     173,433                  4,673           238,597                 12,410

----------------------------------------------------------------------------------------------------------------------------
Net income (loss) before taxes                       (96,218)                26,122           (95,333)                18,385
----------------------------------------------------------------------------------------------------------------------------

Income taxes                                              --                  3,000                --                  3,000

Net income (loss)                                   $(96,218)               $23,122          $(95,333)               $15,385
============================================================================================================================

Weighted average number of shares
  outstanding                                     10,500,000              1,000,000         9,583,333              1,000,000

Earnings (loss) per share                             $(0.01)                 $0.02            $(0.01)                 $0.02
============================================================================================================================


(See accompanying notes)

                        DOT COM ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                        CONSOLIDATED CASH FLOW STATEMENTS
                                   (unaudited)


                                                            Three Months Ended  June 30, 1998      Six Months Ended  June 30, 1998
                                                            June 30, 1999            Note (2)      June 30, 1999          Note (2)
                                                            ----------------------------------     -------------------------------
OPERATING ACTIVITIES
Net income (loss) for the period                                 $ (96,218)       $  23,122           $ (95,333)        $  15,385
----------------------------------------------------------------------------------------------------------------------------------
                                                                   (96,218)          23,122             (95,333)           15,385
Changes in non-cash working capital related to operations
    Accounts receivable                                            (56,772)         (20,484)           (144,279)          (20,484)
    Prepaid expenses                                                16,500               --                  --                --
    Accounts payable                                                 2,881          (10,087)              7,385               (88)
    Income taxes payable                                                --            3,000                  --             3,000

----------------------------------------------------------------------------------------------------------------------------------
Cash used in operating activities                                 (133,609)          (4,449)           (232,227)           (2,187)
----------------------------------------------------------------------------------------------------------------------------------

INVESTMENT ACTIVITIES

----------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) investment activities                        --               --                  --                --
----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of common stock, net                                           --               --             248,420                --

----------------------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities                                   --               --             248,420                --
----------------------------------------------------------------------------------------------------------------------------------

Net increase(decrease) in cash during the period                  (133,609)          (4,449)             16,193            (2,187)

Cash position, beginning of period                                 153,221           13,307               3,419            11,045

Cash position, end of period                                     $  19,612        $   8,858           $  19,612         $   8,858
==================================================================================================================================

A. Cash position
Cash position is defined as cash on hand and balances with banks

B. Interest and income taxes paid
    Interest paid                                                      --                --                  --               --
    Income taxes paid                                                  --                --                  --               --

(See accompanying notes)


                        DOT COM ENTERTAINMENT GROUP, INC.
                          (A Development Stage Company)
                   Notes to Consolidated Financial Statements


1. December 31, 1998 Comparative Balance Sheet


     The December 31, 1998 comparative balance sheet is the audited balance sheet of The Precyse Corporation ("Precyse"), which is the most recent annual audited period. On January 27, 1999, Dot Com Entertainment Group ("DCEG") acquired 100% of the shares of Precyse. Since substantially all of the previous owners of Precyse now comprise most of the directors and officers of DCEG, and they have effective operating control of the combined company, the acquisition of Precyse by DCEG has been accounted for showing Precyse as the accounting acquirer as per SAB 2:A:2 of SEC guidance. Until its name change on February 2, 1999, DCEG was formerly known as Affiliated Adjusters, Inc. ("Affiliated"), a State of Florida corporation which, since being organized on December 11, 1981, conducted no business and had only nominal assets and liabilities.


2. Comparatives for the Three and Six Months ended June 30, 1998.


     The comparative income statements and cash flow statements for the three and six months 1998 present the historical financial statements of Precyse. The Precyse financial statements are presented since substantially all of the previous owners of Precyse now comprise most of the directors and officers of DCEG, and they have effective operating control of the combined company, and as a result, the acquisition of Precyse by DCEG has been accounted for showing Precyse as the accounting acquirer as per SAB 2:A:2 of SEC guidance.

                               PRECYSE CORPORATION

                              FINANCIAL STATEMENTS
                            (Stated in U.S. Dollars)

                                DECEMBER 31, 1998

                               PRECYSE CORPORATION
                                DECEMBER 31, 1998


                                    CONTENTS

                                                                           Page

Auditors' Report                                                            1
Financial statements
(Stated in U.S. Dollars)
   Balance sheet                                                            2
   Statement of income and retained earnings                                3
   Statement of changes in financial position                               4
   Notes to financial statements                                          5 - 7

                                AUDITORS' REPORT

To the shareholders of
Precyse Corporation

We have audited the balance sheet of Precyse Corporation as at December 31, 1998 & December 31, 1997 and the statements of income and retained earnings, and changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1998 & December 31, 1997 and the results of its operations and changes in its financial position for the years then ended in accordance with generally accepted accounting principles.


                           Rosenswig Carere McRae

Toronto, Canada
August 12, 1999            Chartered Accountants

                               PRECYSE CORPORATION


                                  BALANCE SHEET
                            (Stated in U.S. Dollars)

                                DECEMBER 31, 1998


                                                            1998         1997
                                                          --------     --------
                                     ASSETS

Current
   Cash                                                   $  3,419     $ 11,045
   Accounts receivable                                      12,267       15,449
                                                          --------     --------
                                                          $ 15,686     $ 26,494
                                                          ========     ========

                                   LIABILITIES

Current
   Deferred revenue                                       $     --     $ 30,550
   Income taxes payable                                      3,400           --
   Shareholder's loan                                        2,485        2,689
                                                          --------     --------

                                                             5,885       33,239
                                                          --------     --------

                              SHAREHOLDERS' EQUITY

Share capital (Note 3)                                         130          130
Retained earnings (deficit)                                  9,671       (6,875)
                                                          --------     --------
                                                             9,801       (6,745)
                                                          --------     --------

                                                          $ 15,686     $ 26,494
                                                          ========     ========

Approved on behalf of the Board:


                                            Director
------------------------------------------,          --------------------------
, Director



See accompanying notes.

                              PRECYSE CORPORATION

                    STATEMENT OF INCOME AND RETAINED EARNINGS

                            (Stated in U.S. Dollars)

                          YEAR ENDED DECEMBER 31, 1998




                                                           1998         1997
                                                        ---------     ---------


Revenue                                                 $ 121,535     $   1,536
                                                        ---------     ---------


Expenses
   Development                                             73,856            --
   General and administrative                              27,733         8,411
                                                        ---------     ---------

                                                          101,589         8,411
                                                        ---------     ---------

Income (loss) before income taxes                          19,946        (6,875)

   Income taxes - current                                   3,400            --
                                                        ---------     ---------

Net income (loss) for the year                             16,546        (6,875)

Retained earnings (deficit), beginning of year             (6,875)           --
                                                        ---------     ---------

Retained earnings (deficit), end of year                $   9,671     $  (6,875)
                                                        =========     =========

See accompanying notes.

                               PRECYSE CORPORATION

                   STATEMENT OF CHANGES IN FINANCIAL POSITION
                            (Stated in U.S. Dollars)

                          YEAR ENDED DECEMBER 31, 1998




                                                           1998          1997
                                                         --------      --------
Cash provided from:

   Operating activities
        Net income (loss) for the year                   $ 16,546      $ (6,875)


        Changes in non-cash working capital
          Accounts receivable                               3,182       (15,449)
          Income taxes payable                              3,400            --
          Deferred revenue                                (30,550)       30,550
                                                         --------      --------

                                                           (7,422)        8,226
                                                         --------      --------


   Financing activities
          Shareholder loan                                   (204)        2,789
          Share capital                                        --            30
                                                         --------      --------

                                                             (204)        2,819
                                                         --------      --------

Change in cash during year                                 (7,626)       11,045

   Cash, beginning of year                                 11,045            --
                                                         --------      --------

Cash, end of year                                        $  3,419      $ 11,045
                                                         ========      ========


                                                                               6
See accompanying notes.

                               PRECYSE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                            (Stated in U.S. Dollars)

                                DECEMBER 31, 1998



1.   Incorporation

     The Company was incorporated on November 26, 1996 under The Business Corporations Act of Ontario.

2.   Summary of significant accounting policies


     Management using careful judgement, has made necessary estimates and assumptions in the preparation of these financial statements, primarily relating to unsettled transactions and events as of the date of the financial statements, and actual settlements may differ from the estimated amounts. Significant accounting policies are summarized as follows:

     a)   United States Dollar Reporting

     These financial statements have been prepared in United States Dollars using accounting principles generally accepted in Canada ("Canadian GAAP") and accepted in the United States ("U.S. GAAP").


     b)   Income taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and certain expenses for financial and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.


     c)   Revenue

     Royalty fees are collected from licensees, who license the Company's Internet entertainment software. Royalty revenue is recognized as licensees provide Internet services to their customers.

     Support and maintenance revenue is recognized when the service has been provided.

     Advertising revenue is recognized when the service has been provided.

                               PRECYSE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                            (Stated in U.S. Dollars)

                                DECEMBER 31, 1998


3.   Share capital

     The Company's authorized share capital consists of an unlimited number of Class A shares, Class B shares, Class C shares and common shares.

     At December 31, 1998, 130 common shares had been issued for aggregate consideration of $130.

4.   Shareholder's loan


     The shareholder's loan is non-interest bearing and due on demand.


5.   Commitments

     (a) The Company has entered into operating leases for computers. The aggregate payments under the leases are as follows:

            1999                              $18,780
            2000                              $18,780


     (b) Subsequent to year end the company entered into a one year lease for premises for $14,000 per year.

6.   U.S. Dollar presentation

     The United States dollar is the principal currency of the company's business and accordingly these financial statements are expressed in United States dollars.

                               PRECYSE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS
                            (Stated in U.S. Dollars)

                                DECEMBER 31, 1998


7.   Year 2000 issue

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on or after January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

8.   Financial instruments

     a) Nature of operations

     The Company is in the business of the development and licensing of intellectual property.

     b) Fair value

     The carrying amount of cash, accounts receivable and accounts payable, and accrued liabilities approximate their fair value due to the short-term maturity of theses instruments.

9.   Segmented information


     The Company has entered into one Internet license agreement and all revenue of the Company is derived from that agreement.


10.  Subsequent event

     Subsequent to the year-end, all the common shares of the Company were purchased by a public company.

                               PRECYSE CORPORATION

                              FINANCIAL STATEMENTS
                            (Stated in U.S. Dollars)

                                JANUARY 27, 1999

                               PRECYSE CORPORATION
                                JANUARY 27, 1999


                                    CONTENTS


                                                                           Page
                                                                           ----

Auditors' Report                                                             1
Financial statements
(Stated in U.S. Dollars)
   Balance sheet                                                             2
   Statement of income and retained earnings                                 3
   Statement of changes in financial position                                4
   Notes to financial statements                                           5 - 7

                                AUDITORS' REPORT


To the shareholders of
Precyse Corporation

We have audited the balance sheet of Precyse Corporation as at January 27, 1999 and the statements of income and retained earnings, and changes in financial position for the period January 1, 1999 to January 27, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at January 27, 1999 and the results of its operations and changes in its financial position for the period January 1, 1999 to January 27, 1999 in accordance with generally accepted accounting principles.


                                Rosenswig Carere McRae

Toronto, Canada
August 12, 1999                 Chartered Accountants

                               PRECYSE CORPORATION

                                  BALANCE SHEET
                            (Stated in U.S. Dollars)

                                JANUARY 27, 1999


                                                             Jan. 27     Dec. 31
                                                              1999        1998
                                                             -------     -------
                                     ASSETS

Current
   Cash                                                      $ 8,170     $ 3,419
   Accounts receivable                                        21,644      12,267
                                                             -------     -------

                                                             $29,814     $15,686
                                                             =======     =======

                                   LIABILITIES

Current
   Accounts payable and accrued liabilities                  $ 2,469     $    --
   Income taxes payable                                        6,500       3,400
   Shareholder's loan                                          2,479       2,485
                                                             -------     -------
                                                              11,448       5,885
                                                             -------     -------

                              SHAREHOLDERS` EQUITY

Share capital (Note 3)                                           136         130
Retained earnings                                             18,230       9,671
                                                             -------     -------
                                                              18,366       9,801
                                                             -------     -------
                                                             $29,814     $15,686
                                                             =======     =======



Approved on behalf of the Board:


---------------------------         ---------------------------------,
Director                            Director


                                                                               4
See accompanying notes.

                              PRECYSE CORPORATION

                    STATEMENT OF INCOME AND RETAINED EARNINGS

                            (Stated in U.S. Dollars)

               FOR THE PERIOD JANUARY 1, 1999 TO JANUARY 27, 1999




Revenue                                                                  $14,377


Expenses
   General and administrative                                              2,718
                                                                         -------

Income before income taxes                                                11,659

   Income taxes - current                                                  3,100
                                                                         -------

Net income for the period                                                  8,559

Retained earnings, beginning of period                                     9,671
                                                                         -------

Retained earnings, end of period                                         $18,230
                                                                         =======

See accompanying notes.

                               PRECYSE CORPORATION

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

                            (Stated in U.S. Dollars)

               FOR THE PERIOD JANUARY 1, 1999 TO JANUARY 27, 1999




Cash provided from:

   Operating activities
        Net income for the period                                       $ 8,559


        Changes in non-cash working capital
          Accounts receivable                                            (9,377)
          Income taxes payable                                            3,100
          Accounts payable and accrued liabilities                        2,469
                                                                        -------

                                                                          4,751
                                                                        -------

   Financing activities
        Issuance of share capital                                             6
        Shareholder`s loan                                                   (6)
                                                                        -------


Change in cash during the period                                          4,751

   Cash, beginning of period                                              3,419
                                                                        -------

Cash, end of period                                                     $ 8,170
                                                                        =======

See accompanying notes.

                               PRECYSE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                            (Stated in U.S. Dollars)

                                JANUARY 27, 1999


1.   Incorporation

     The Company was incorporated on November 26, 1996 under The Business Corporations Act of Ontario.

2.   Summary of significant accounting policies


     Management using careful judgement, has made necessary estimates and assumptions in the preparation of these financial statements, primarily relating to unsettled transactions and events as of the date of the financial statements, and actual settlements may differ from the estimated amounts. Significant accounting policies are summarized as follows:

     a) United States Dollar Reporting

     These financial statements have been prepared in United States Dollars using accounting principles generally accepted in Canada ("Canadian GAAP") and accepted in the United States ("U.S. GAAP").


     b)   Income taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and certain expenses for financial and income tax reporting purposes. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.


     c) Revenue

     Royalty fees are collected from licensees, who license the Company's Internet entertainment software. Royalty revenue is recognized as licensees provide Internet services to their customers.

     Support and maintenance revenue is recognized when the service has been provided.

     Advertising revenue is recognized when the service has been provided.

                              PRECYSE CORPORATION

                              PRECYSE CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                            (Stated in U.S. Dollars)

                                JANUARY 27, 1999


3.   Share capital

     The Company's authorized share capital consists of an unlimited number of Class A shares, Class B shares, Class C shares and common shares.

     At January 27, 1999, 136 common shares had been issued for aggregate consideration of $136. During the period 6 common shares were issued for aggregate consideration of $6.

4.   Shareholder's loan


     The shareholder's loan is non-interest bearing and due on demand.


5.   Commitments

     The Company has entered into operating leases for computers and premises. The aggregate payments under the leases are as follows:

            1999                              $33,000
            2000                              $33,000

6.   U.S. Dollar presentation

     The United States dollar is the principal currency of the company's business and accordingly these financial statements are expressed in United States dollars.


7.   Year 2000 issue

     The Year 2000 issue arises because many computerized systems use two digits rather than four to identify a year. Date sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 issue may be experienced before, on or after

                              PRECYSE CORPORATION


     January 1, 2000 and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 issue affecting the entity including those related to the efforts of customers, suppliers or other third parties, will be fully resolved.

                              PRECYSE CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

                            (Stated in U.S. Dollars)

                                JANUARY 27, 1999

8.   Financial instruments

     a) Nature of operations

     The Company is in the business of the development and licensing of intellectual property.

     b)   Fair value

     The carrying amount of cash, accounts receivable and accounts payable, and accrued liabilities approximate their fair value due to the short-term maturity of theses instruments.

9.   Segmented information


     The Company has entered into one Internet license agreement and all revenue of the Company is derived from that agreement.


10.  Subsequent event

     Subsequent to January 27, 1999 all the common shares of the Company were purchased by a public company.

                                    PART III


Item 1. Index to Exhibits (Pursuant to Item 601 of Regulation SB)

Exhibit
Number    Name and/or Identification of Exhibit
------    -------------------------------------

2.1 Memorandum of Agreement among Affiliated Adjusters, Inc. and the stockholders of The Precyse Corporation dated as of January 27, 1999*

3.1       Articles of Incorporation, as amended*

3.2       Bylaws*

10.1 Technology License and Maintenance Agreement between The Precyse Corporation and The CyberBingo Corporation dated December 4, 1997*

10.2 Consulting Agreement between registrant and Colivas Enterprises Ltd. dated March 16, 1999*

10.3 Consulting Agreement between registrant and Pericom Systems Corp., undated*




10.4 Transaction Processing Agreement between PreCyse Corporation and First Atlantic Commerce Ltd. dated January 29, 1999




21        List of subsidiaries of the registrant*

27        Financial data schedule



*    Previously filed

SIGNATURES
     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               dot com Entertainment Group, Inc.



                                               By:   /s/Scott White
                                                     ---------------------------
                                                     Scott White, CEO
                                                     Principal Executive Officer



Date:  October 21, 1999




/s/ Scott White                   Principal                     October 21, 1999
-----------------------------     Executive Officer
        Scott White               and Principal Accounting
                                  Officer


-----------------------------     Director
        Ken Lusk


                                  Director
-----------------------------
        George White


                                  Director
-----------------------------
        Perry Malone


-----------------------------     Director
        John Reilly